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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      1-8787

                                                                   CUSIP NUMBER
                                                                     026874107


(Check One): [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:        December 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------

PART I - REGISTRANT INFORMATION

American International Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

70 Pine Street
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Address of Principal Executive Office (Street and Number)

New York, New York 10270
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Annual Report on Form 10-K (the "Form 10-K") of American International Group, Inc. (the "Company") for the Company's fiscal year ended December 31, 2004 could not be filed within the prescribed time period because of management changes, including the election on March 14, 2005 of a new Chief Executive Officer and a new Chief Financial Officer, as well as the Company's ongoing internal review of the accounting for certain transactions, which review was commenced in connection with previously announced regulatory inquiries and is continuing.

      The Company currently expects that its Form 10-K for the fiscal year December 31, 2004 will be filed within 15 calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Kathleen E. Shannon               212                     770-5123
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         (Name)                  (Area Code)            (Telephone Number)
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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Explanation:

      The Company reported a significant increase in its net income for the fiscal year ended December 31, 2004 over its net income for its prior fiscal year. The Company's press release reporting these 2004 results was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in the Company's Current Report on Form 8-K filed on February 9, 2005.
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                       American International Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 16, 2005                     By /s/ Kathleen E. Shannon
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                                                  Name:    Kathleen E. Shannon
                                                  Title:   Senior Vice President
                                                           and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).